VF 9-4-03


03051676

TATES
ANGE COMMISSION
D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 13173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
SEP - 3 2003
PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aquila Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue, Suite 2300
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Anderson (212) 697-6666
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name — if individual, state last, first, middle name)

8 Chatham Place	Dix Hills	NY	11746
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- x Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aquila Distributors, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed to and sworn to before me this 5th day of August, 2003



Signature

Robert Anderson
Senior Vice President

Title



Notary Public

PAMELA C. ROSE
Notary Public - State of New York
No. 01RO6089026
Qualified in New York County
My Commission Expires March 17, 2007

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AQUILA DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

****

The Company's Statement of Financial Condition as of June 30, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission,

****

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders
Aquila Distributors, Inc.

We have audited the accompanying statement of financial condition of Aquila Distributors, Inc. as of June 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aquila Distributors, Inc. as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Linder & Linder

Dix Hills, New York
August 13, 2003

AQUILA DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Current Assets	
Cash and cash equivalents	$ 223,910
Commissions receivable	102,364
Due from funds	379,031
Prepaid expenses	10,057
Other assets	2,700
Total Current Assets	718,062
Other assets	750
Total Assets	$ 718,812

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 18,054
Accrued expenses	111,690
Income taxes payable	27,600
Total Current Liabilities	157,344
Subordinated borrowings	50,000
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	7,000
Additional paid-in-capital	193,000
Retained earnings	311,468
Total Stockholders' Equity	511,468
Total Liabilities and Stockholders' Equity	$ 718,812

See accompanying auditors' report and notes to financial statements.

AQUILA DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2003

Note 1 - Summary of Significant Accounting Policies

Organization

Aquila Distributors, Inc., (the "Company"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company acts as the exclusive distributor of shares in municipal bond funds, equity funds, and money market mutual funds for which affiliates, Aquila Management Corporation, ("Aquila Management"), serves as manager and administrator and, upon occasion, with certain funds, as investment advisor and STCM Management Company, Inc., ("STCM") serves as investment advisor for one of the funds. The Company, Aquila Management and STCM are under common control and certain officers and directors of the Company are also officers, trustees and stockholders of the above mentioned affiliates and the affiliated mutual funds.

Commission Income

The Company, as the exclusive distributor, receives commission income from the sale of affiliated mutual fund shares including sponsor fees and broker commissions form trades processed by the Company. Both sponsor fees and commissions are based upon a percentage of the sales price of the shares sold, which percentage varies with the amount of the purchase. Income is recognized on the trade date basis, which is the date of sale of the mutual fund shares.

For the year ended June 30, 2003, all commission income earned by the Company was from the sale of shares of the affiliated funds.

Clearance of Mutual Fund Shares

The Company is a member of Fund/Serv, a facility offered to registered broker/dealers for the clearance of purchases and redemptions of mutual fund shares by member financial institutions.

AQUILA DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

Note 1 - Summary of Significant Accounting Policies - (Continued)

Clearance of Mutual Fund Shares (Continued)

Effective July 1992, pursuant to arrangements with its bank and the affiliated mutual funds, the Company does not hold cash or securities from Fund/Serv nor does it owe money or securities to the affiliated mutual funds for the liabilities associated with such funds or securities. All fund shareholder records are maintained by PFPC, Inc., as shareholder servicing agent for the affiliated mutual funds.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

AQUILA DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

Note 2 - Related Party Transactions

As discussed in Note 1, Aquila Management serves as the manager and administrator and in some instances, advisor to the various funds for which the Company serves as the exclusive distributor. In connection with its services to the funds, the Company is provided with office space and certain other services by Aquila Management. Costs for various shared services are reimbursed to Aquila Management.

At June 30, 2003, intercompany balances are: cash equivalents $145,580, commissions receivable $102,364, due from funds $379,031. In addition, the Company has outstanding subordinated borrowings, as defined, from a stockholder and Aquila Management in the aggregate of $50,000. The subordinated borrowings bear interest at 6% per annum and mature in September 2004 and October 2003, respectively.

Note 3 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of $25,000 or 1/15 of aggregate indebtedness.

At June 30, 2003, the Company had net capital, as defined, of $102,310 which exceeded the required minimum net capital by $77,310. Aggregate indebtedness at June 30, 2003 totalled $157,344 and the ratio of aggregate indebtedness to net capital was 1.54 to 1.